BioHarvest Sciences Registers for Dual Listing on the Tel Aviv Stock Exchange (TASE)

Vancouver, British Columbia and Rehovot, Israel – September 3, 2026 – BioHarvest Sciences Inc. (Nasdaq: BHST) (FSE: 8MV0), a leader in Botanical Synthesis technology and sustainable plant-based molecule development today announced its intention to offer its ordinary shares on the Tel Aviv Stock Exchange (TASE) and to become dual-listed for trade on both the Nasdaq and TASE markets.  BioHarvest expects its shares to begin trading on the TASE on September 8, 2026.

Dr Zaki Rakib, CEO of BioHarvest Sciences, commented, “BioHarvest is entering an exciting new phase of growth, built on the strength of our Botanical Synthesis platform and the commercial opportunities it is creating. As an Israeli-founded company with global ambitions, we believe a dual listing on the Tel Aviv Stock Exchange alongside Nasdaq is a natural step-broadening access to our shares and strengthening our connection with the Israeli investment community.”

Per the filed registration documents, the Company has requested to register all outstanding and potential future shares for dual listing on the TASE, including:

(1) all 22,667,842 outstanding common shares with no par value in the capital of the Company (“Common Shares”);

(2) up to 4,516,021 Common Shares available for future issuance to officers, employees and consultants of the Company pursuant to the Company’s Equity Incentive Plan, out of which 2,564,876 options to purchase Common Shares and 269,521 Restricted Shares Units are currently outstanding and 1,681,624 shares remaining available for future grants (upon exercise of options and Restricted Shares Units), all subject to vesting, and exercise for an equivalent number of Common Shares of the Company (1:1 ratio); and

(3) 610,742 Common Shares issuable upon exercise of 610,742 warrants granted to investors.

Any future issuance and listing of additional Common Shares will be subject to the approval of the TASE.

The Common Shares are listed for trading in the United States on the Nasdaq Capital Market. The shares are expected to trade on the TASE under the English symbol BHST and the alternative Hebrew symbol . All future EDGAR filings will simultaneously be filed on MAGNA Disclosure System.

About BioHarvest

BioHarvest (Nasdaq: BHST) (FSE: 8MV0) is a leader in Botanical Synthesis, leveraging its patented technology platform to grow plant-based compounds, without the need to grow the underlying plant. BioHarvest is leveraging its botanical synthesis technology to develop the next generation of science-based and clinically proven therapeutic solutions within two major business verticals; as a contract development and manufacturing organization (CDMO) on behalf of customers seeking novel plant-based compounds, and as a creator of proprietary nutraceutical health and wellness products based on its botanical synthesis technology. To learn more, please visit www.bioharvest.com.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of applicable securities laws. These statements are based on management’s current expectations, beliefs, and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. For the CDMO Services Business Unit, there is no assurance of additional future contracts, and readers are cautioned that increased revenue is not necessarily an increase in net income or profitability as costs will likely increase as well. There is no assurance that signed research agreements will proceed past a contracted stage, or that a developed molecule or compound will be commercialized or will generate royalties to the Company. Successful commercialization of any compound developed will be subject to consumer preferences, advertising budgets and other factors affecting market acceptance of new products which are uncertain and cannot be assured.

Readers are cautioned not to place undue reliance on forward-looking statements. The Company does not undertake any obligation to update forward-looking statements except as required by applicable law. Additional information is contained in the Company’s SEC filings, available at http://www.sec.gov.

Company Contact

Dave Ryan, VP Investor Relations

(604) 622-1186

info@bioharvest.com

Investor Relations Contact:

Chuck Padala, Managing Director

LifeSci Advisors

chuck@lifesciadvisors.com